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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10027184

SEC FILE NUMBER
8-49349

FACING PAGE
**Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **1/1/2009**   AND ENDING   **12/31/2009**
                                        mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 200-B

                                               (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Mill Valley   **California**   **94941**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony   **(415) 339-4085**
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
                                 (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California   94596
(Address)   (City)   (Sate)   (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.,** as of **12/31/2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

_____
Title

Notary Public

State of California, County of Marin
Subscribed and sworn to (or affirmed) before me
on this 26 day of Feb , 20 10 .
by Frederick Bigony
proved to me on the basis of satisfactory evidence to
be the person(s) who appeared before me.

Signature: _____

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Kipling Capital, Inc.
December 31, 2009

Table of Contents

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Board of Directors
Kipling Capital, Inc.
Mill Valley, California

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the Company) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2010

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	294,666
Accounts receivable		317,634
Refundable income taxes		18,132
Other assets		32,536
Property and equipment, net of		
$124,463 accumulated depreciation		42,750
Total Assets	$	705,718
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	13,919
Payable under stock redemption agreement		103,773
Due to stockholders		3,291
Deferred revenue		3,269
Total Liabilities		124,252
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)		4,100
Retained earnings		577,366
Total Stockholders' Equity		581,466
Total Liabilities and Stockholders' Equity	$	705,718

See independent auditors' report and accompanying notes.

Kipling Capital, Inc.

Statement of Income

For the Year Ended December 31, 2009

Revenue	
Commission revenue	$ 595,674
Investor servicing fees	563,379
Backend fees	14,215
Interest income	2,170
Other income	3,100
Total Income	1,178,538
Expenses	
Compensation and benefits	533,094
Professional fees	113,688
Rent	68,117
Marketing	30,467
Depreciation	25,000
Regulatory fees	15,892
Other operating expenses	70,259
Total Expenses	856,517
Income Before Income Taxes	322,021
Tax provision	4,902
Net Income	$ 317,119

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total
December 31, 2008	$ 4,100	$ 588,787	$ 592,887
Distributions - shareholders	-	(300,000)	(300,000)
Distributions - former shareholder	-	(28,540)	(28,540)
Net income	-	317,119	317,119
December 31, 2009	$ 4,100	$ 577,366	$ 581,466

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income	$	317,119
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		25,000
(Increase) decrease in:		
Accounts receivable		(209,486)
Refundable income taxes		(2,924)
Other assets		(15,592)
Increase (decrease) in:		
Accounts payable and accrued expenses		(7,612)
Due to stockholders		3,291
Deferred revenue		(356)
Net Cash Provided by Operating Activities		109,440
Cash Flows from Investing Activities:		
Purchase of property and equipment		(9,334)
Net Cash Used by Investing Activities		(9,334)
Cash Flows from Financing Activities:		
Distributions - shareholders		(300,000)
Distributions - former shareholder		(21,875)
Net Cash Used by Financing Activities		(321,875)
Increase (Decrease) in Cash and Cash Equivalents		(221,769)
Cash and Cash Equivalents at Beginning of Period		516,435
Cash and Cash Equivalents at End of Period	$	294,666
Non-Cash Investing and Financing Activities:		
Payable for stock redemption		6,666
Supplemental Disclosure:		
Income taxes paid		7,826

See independent auditors' report and accompanying notes.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2009

1. Organization

Kipling Capital, Inc. (the Company) is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectibility of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the the straight-line method over estimated useful lives of the assets ranging from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2009

2. Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc.. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $4,902.

3. Risk Concentrations

At December 31, 2009, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $46,983.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 49% of revenue was generated from two customers and 40% of accounts receivable are due from two customers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $170,414 which exceeded the requirement by $162,130.

5. Lease Obligations

The Company leases office space in Mill Valley, California. The new lease term begins on January 19, 2010 and expires on January 31, 2014. The future annual minimum lease payments are as follows:

2010	$	22,934
2011		91,971
2012		93,025
2013		94,900
2014		8,025
Total	$	310,855

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2009

6. **Redemption of Stock**

   On January 1, 2008, in a complete redemption, the Company purchased one shareholder's 90,000 shares in exchange for $272,780 of the Chileno Bay Development Partners L.P. note receivable and certain future contingent payments based on the Company's income over 37 months beginning December 2007. Under the terms of the agreement, additional contingent payments of $28,540 were allocated to the redeemed shareholder and $21,875 was paid during the year. At December 31, 2009, $103,773 was payable to the former shareholder under the redemption agreement.

7. **Subsequent Events**

   The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total stockholders' equity qualified for net capital	$ 581,466
Less: Non-allowable assets	
Accounts receivable	317,634
Refundable income taxes	18,132
Other assets	32,536
Property and equipment (net)	42,750
Total non-allowable assets	411,052
Net Capital	$ 170,414
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $124,252 or $5,000 whichever is greater	8,284
Excess Net Capital	$ 162,130

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$ 172,046
Increase in stockholders' equity	16,500
Increase in non-allowable assets	(18,132)
Net Capital per above Computation	$ 170,414

Kipling Capital, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Kipling Capital, Inc.
Mill Valley, California

In planning and performing our audit of the financial statements and supplemental schedules of Kipling Capital, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

13

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

Board of Directors
Kipling Capital, Inc.
Mill Valley, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Kipling Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Kipling Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kipling Capital, Inc.'s management is responsible for Kipling Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049349   FINRA   DEC
KIPLING CAPITAL INC   17*18
100 SHORELINE HWY STE 200B
MILL VALLEY CA 94941-3683
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _1,103.55_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_361.34_)
   _7/17/09_
   Date Paid

   C. Less prior overpayment applied   (_742.21_)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _742.21_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

F. Randall Bigony
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _2nd_ day of _February_, 20 _10_.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _975,801.00_

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts.   _____

  (3) Net loss from principal transactions in commodities in trading accounts.   _____

  (4) Interest and dividend expense deducted in determining item 2a.   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

  Total additions   _____

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts.   _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  REC D OFFERINGS   _534,379.00_

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)   _____

  Total deductions

2d. SIPC Net Operating Revenues $ _441,422.00_

2e. General Assessment @ .0025 $ _1,103.55_

(to page 1 but not less than $150 minimum)

2

Kipling Capital, Inc.

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Kipling Capital, Inc.

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants